Exhibit (a)(1)(D)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
Cost Plus, Inc.
at
$22.00 NET PER SHARE
Pursuant to the Offer to Purchase dated May 25, 2012
by
Blue Coral Acquisition Corp.
a direct wholly owned subsidiary of
Bed Bath & Beyond Inc.

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 28, 2012, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

May 25, 2012

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been engaged by Blue Coral Acquisition Corp., a California corporation (which we refer to as "Purchaser") and a direct wholly owned subsidiary of Bed Bath & Beyond Inc., a New York corporation, to act as Information Agent in connection with Purchaser's offer to purchase all outstanding shares of common stock, par value $0.01 per share (which we refer to as "Shares"), of Cost Plus, Inc., a California corporation (which we refer to as "Cost Plus"), at a purchase price of $22.00 per Share, net to the seller in cash without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2012 (as it may be amended or supplemented from time to time, what we refer to as the "Offer to Purchase"), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, what we refer to as the "Letter of Transmittal" and, together with the Offer to Purchase, which we refer to as the "Offer") enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

  Certain conditions to the Offer are described in Section 15 of the Offer to Purchase.

        For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

          1.     The Offer to Purchase;

          2.     The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

          3.     A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Computershare Inc. (which we refer to as the "Depositary") by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

          4.     A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

          5.     A letter to shareholders of Cost Plus from the Chief Executive Officer of Cost Plus, accompanied by Cost Plus' Solicitation/Recommendation Statement on Schedule 14D-9; and

          6.     A return envelope addressed to the Depositary for your use only.

        We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on June 28, 2012, unless the Offer is extended or earlier terminated.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 8, 2012 (the "Merger Agreement"), by and among Parent, Purchaser and Cost Plus. The Merger Agreement provides that Purchaser will be merged with and into Cost Plus (the "Merger"), with Cost Plus continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent.

        After careful consideration, the board of directors of Cost Plus (which we refer to as the "Cost Plus Board") unanimously (1) authorized, approved and declared advisable the execution, delivery and performance of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (2) determined that the terms of the Merger Agreement, including the Offer, the Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the shareholders of Cost Plus, (3) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the shareholders of Cost Plus if Section 1101(e) of the California Corporations Code is not satisfied or if the approval of the shareholders is otherwise required by applicable law and (4) recommended that the shareholders of Cost Plus accept the Offer and tender their Shares pursuant to the Offer and, to the extent required by applicable law, vote their Shares in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby.

        For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an "Agent's Message" (as defined in Section 3 of the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

        Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

        Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,
Georgeson Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

199 Water Street, 26th floor
New York, NY 10038
Banks and Brokers Call: (212) 440-9800
All Others Call Toll-Free: (800) 932-9864

Email: costplus@georgeson.com